UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

May 22, 2007

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda
President & CEO
Head Office:	1-5-5 Otemachi,
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1 st Sec., OSE 1 st Sec.)

Announcement Regarding Repurchase and Cancellation

of Own Shares (Common Shares) Held by Our Subsidiary (Treasury Stock)

(Repurchase of Own Shares from a subsidiary

pursuant to Article 163 and Article 156 of the Company Law)

We, Mizuho Financial Group, Inc., hereby notify that the Board of Directors today has resolved to repurchase and cancel our treasury stock currently held by our subsidiary, as described in detail below.

1. Name of Subsidiary

Mizuho Financial Strategy Co., Ltd.

2. Reason for Repurchase

Repurchase will be made for the purpose of retiring our treasury stock (261,040.83 shares at present), which the subsidiary acquired in the course of the Business Reorganization in March 2003.

3. Details of Repurchase

(1)	Type of shares to be repurchased:

Shares of common stock of Mizuho Financial Group, Inc.

(2)	Aggregate number of shares to be repurchased:

261,040 shares

(3)	Form of consideration:

Cash

(4)	Aggregate amount of repurchase:

Approximately 200.7 billion yen

(amount to be calculated by multiplying the closing price of our common shares on the Tokyo Stock Exchange on May 23, 2007 by the aggregate number of shares to be repurchased).

(5)	Date of repurchase and cancellation (scheduled):

May 28, 2007

(6)	Method of repurchase:

Direct purchase

4. Miscellaneous

In addition, we will also repurchase and cancel the fractional shares of our common stock (0.83 shares) based on our Share Handling Regulations. As a result, we will complete the repurchase and cancellation of all our common shares held by our subsidiary shown in section 1 above.

Contact:	Mizuho Financial Group, Inc.,
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to repurchase and cancellation of own shares (common shares) held by our subsidiary and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.